UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2002

John C. Vorys
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street
Post Office Box 1008
Columbus, Ohio 43216-1008

Re: Croghan Bancshares, Inc.
Incoming letter dated January 4, 2002

Dear Mr. Vorys:

This is in response to your letters dated January 4, 2002 and February 15, 2002 concerning the shareholder proposal submitted to Croghan by Samuel R. Danziger. We also have received a letter from the proponent dated January 15, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Samuel R. Danziger
300 Garrison Street
Fremont, Ohio 43420

Vorys, Sater, Seymour and Pease LLP
52 East Gay Street • Post Office Box 1008 • Columbus, Ohio 43216-1008 • Telephone (614) 464-6400 • Facsimile (614) 464-6350 • Cable VORYSATER

Arthur I. Vorys 1856-1933
Lowry F. Sater 1867-1935
Augustus T. Seymour 1873-1926
Edward L. Pease 1873-1924

In Washington
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Eleventh Floor
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John C. Vorys
Direct Dial (614) 464-6211
Facsimile (614) 719-5014
E-Mail - jcvorys@vssp.com

RECEIVED
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE
PM 12: 18

January 4, 2001

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Samuel R. Danziger

Ladies and Gentlemen:

We are writing on behalf of our client, Croghan Bancshares, Inc., an Ohio corporation (the "Company"), regarding a shareholder proposal submitted to the Company by Samuel R. Danziger for inclusion in the Company's proxy statement and form of proxy (the "Proxy Materials") for its 2002 annual meeting of shareholders (the "Annual Meeting").

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") that the Company intends to omit the proposal submitted by Samuel R. Danziger from its Proxy Materials pursuant to Rule 14a-8, as promulgated by the Commission under the Securities Exchange Act of 1934, as amended. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend enforcement action to the Commission if the Company omits the proposal from its Proxy Materials for the reasons set forth below. To the extent that any such reasons are based on matters of state law, this letter constitutes an opinion of counsel in accordance with Rule 14a-8(j).

I. The Proposal

On or about November 23, 2001, the Company received a shareholder proposal from Samuel R. Danziger, a copy of which is attached hereto as Exhibit "A." The Samuel R. Danziger proposal was submitted with two other proposals – a proposal by Jared E. Danziger requesting that the Board of Directors reinstate cumulative voting (the "Cumulative Voting Proposal") and a proposal by Nathan G. Danziger requesting that the Board of Directors take the necessary steps to declassify the Board of Directors (the "Declassification Proposal"). The Company intends to include the Cumulative Voting Proposal and the Declassification Proposal in the Proxy Materials for the Annual Meeting.

In accordance with Rule 14a-8(f), the Company notified Samuel R. Danziger on December 3, 2001, that the Company believed his submission contained more than one proposal in violation of Rule 14a-8(c). The Company explained that Samuel R. Danziger could correct the procedural deficiency by submitting a revised proposal within fourteen (14) days, but the Company reserved the right to exclude the proposal or any revised proposal from the Proxy Materials in accordance with Rule 14a-8. A copy of the Company's letter to Samuel R. Danziger dated December 3, 2001, is attached hereto as Exhibit "B."

On December 14, 2001, the Company received a revised proposal from Samuel R. Danziger, a copy of which is attached hereto as Exhibit "C" (hereinafter referred to as the "Proposal"). The Proposal reads as follows:

> RESOLVED: that the shareholders of Croghan Bancshares, Inc., request the Board of Directors not to include individual Directors in any stock option and incentive Plan.

The Company intends to omit the Proposal from the Proxy Materials.

II. Grounds for Omission

The Company believes that the Proposal may be properly omitted from the Proxy Materials pursuant to Rule 14a-8(i)(9) because it directly conflicts with one of the Company's proposals to be submitted to shareholders at the Annual Meeting. At the Annual Meeting, the Company intends to submit the Croghan Bancshares, Inc., 2002 Stock Option and Incentive Plan (the "Plan") to shareholders for their approval. The Proposal directly conflicts with the terms of the Plan.

Rule 14a-8(i)(9) provides that a company may omit from its proxy materials a shareholder proposal "[i]f the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Staff has interpreted Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), as allowing a company to omit a shareholder proposal if there is some basis for concluding that an affirmative vote on both the shareholder's proposal and the company's proposal would lead to an inconsistent and inconclusive mandate from the shareholders. See, e.g., Mattel, Inc. (March 4, 1999) (shareholder proposal that the board consider the discontinuance of bonuses, options, rights and SARs excludable because it conflicted with a company proposal to extend the term of an incentive plan providing for the payment of bonuses to management); and Gabelli Equity Trust (March 15, 1993) (shareholder proposal requesting that the directors obtain shareholder consent before making each future rights offering excludable because it conflicted with a company proposal seeking shareholder approval of all future rights offerings).

The Proposal requests that the Board of Directors of the Company exclude individual directors from any stock option and incentive plan. Section 5 of the Plan provides that "[p]ersons eligible for Awards under this Plan shall consist of directors and managerial and other key employees of Croghan or a Subsidiary who hold positions with significant responsibilities or whose performance or potential contribution, in the judgment of the Committee, will benefit the future success of Croghan or a Subsidiary." Furthermore, Section 5 grants the committee of directors established to administer the Plan (the "Committee") broad discretion in selecting the directors and employees to whom awards, including stock options, will be made and the number of shares subject to such awards. By proposing to eliminate directors from the group of individuals who may be granted stock option awards, the Proposal directly conflicts with Section 5 of the Plan and the broad discretion granted to the Committee to determine the individuals to whom stock option awards will be made. Because of this conflict, affirmative majority votes on both the Proposal and the Plan would lead to an inconsistent and inconclusive mandate from the shareholders.

The Staff has consistently permitted companies to exclude shareholder proposals that conflict with the terms of a stock option or incentive plan to be submitted for shareholder approval at the same meeting. In Osteotech, Inc. (April 24, 2001), a shareholder submitted a proposal which requested that, in specified circumstances, no stock options could be granted to executive officers and directors of the company. The company intended to submit at the same meeting a new stock option plan, which granted broad discretion to a committee to determine the identity of the recipients of stock option awards. Under such circumstances, the Staff determined that the company could exclude the shareholder proposal under Rule 14a-8(i)(9) on the basis that the shareholder proposal and the company's proposal presented alternative and conflicting decisions for shareholders and could provide inconsistent and ambiguous results. See also Phillips-Van Heusen Corporation (April 21, 2000) (shareholder proposal that the officers and directors consider the discontinuance of all stock options and other awards after termination of existing programs for top management excludable because the proposal conflicted with a company proposal to adopt certain bonus, incentive and stock option plans); and Rubbermaid Incorporated (January 16, 1997) (shareholder proposal requiring that all future stock options be granted at market price indexed for inflation excludable because it conflicted with a company proposal to adopt an amended stock option plan that did not provide for inflation adjustments).

In view of the above, the Company believes that it may exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(9).

III. Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action against the Company if the Proposal is omitted from the Proxy Materials in reliance on Rule 14a-8(i)(9).

The Company anticipates that its 2002 Annual Meeting will be held on May 14, 2002, and that definitive copies of the Proxy Materials will be filed with the Commission on or about March 29, 2002. Accordingly, we would greatly appreciate the Staff's timely response to this request.

If the Staff disagrees with the Company's position, we would appreciate the opportunity to confer with the Staff prior to the issuance of its formal response. If you have any questions or need additional information, please call the undersigned at (614) 464-6211 or Anthony D. Weis at (614) 464-5465.

On behalf of the Company, we hereby file, pursuant to Rule 14a-8(j), six copies of this letter and accompanying exhibits. We are simultaneously providing a copy of this submission to Samuel R. Danziger to advise him of the Company's intent to exclude the Proposal from the Proxy Materials.

Finally, please acknowledge receipt of this letter by date-stamping the enclosed additional copy of this letter and returning it to me in the enclosed pre-addressed, stamped envelope.

Very truly yours,

John C. Vorys

JCV/css

Enclosures

cc: Steven C. Futrell, President and Chief Executive Officer, Croghan Bancshares, Inc.
Samuel R. Danziger

Danziger
300 Garrison Street
Fremont, Ohio 43420

November 14, 2001

Mr. Barry F. Luse, Secretary
Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

Dear Mr. Luse:

Please be advised the undersigned requests the inclusion of the enclosed resolution and supporting statement in the proxy material for the 2002 Annual Meeting of the shareholders of Croghan Bancshares, Inc. In accord with applicable SEC Rule 14(a)-8(b) I intend to continue ownership of my shares through the date of the 2002 Annual Meeting or continuation thereof. It is expected the Board of Directors will advise me promptly should there be non-compliance with the applicable SEC Rule together with a timely period within which to achieve compliance.

The undersigned anticipates the Board will include a statement in the proxy material setting forth a contra position. Therefore, this letter is to formally request a shareholder list as of November 30, 2001, and periodically thereafter, so that the shareholders of record can be advised of the desire of the undersigned to have the resolution placed in the 2002 proxy materials as well as the undersigned's position. The request for a shareholder list is provided for by statute (see Ohio Revised code 1701.37, etc.).

Very truly yours,

Samuel R. Danziger
5,087 Shares

Enclosure-Resolution and Supporting Statement

SHAREHOLDER'S PROPOSAL-C

A proposal is being presented by Samuel R. Danziger. The Corporation's address of record for Samuel R. Danziger is 7740 Camino Real, Miami, Florida 33143. The share holdings that have been reported to the Corporation by the proponent is 5,087 shares for Samuel R. Danziger. The Proposal C is as follows:

> RESOLVED: that the shareholders of Croghan Bancshares, Inc., request the Board of Directors not to include individual Directors in the stock option and incentive Plan and to limit the shares for stock option issuance to no more than 5% of the currently outstanding shares.

SUPPORTING STATEMENT:

The employment agreement of President Steven C. Futrell provides for stock options. I have no objection to stock options for Mr. Futrell as a financial supplement to his compensation package. However, as a general rule Directors will recommend to shareholders a stock option and incentive plan which will include "Senior Management and Directors".

By use of the term Senior Management the Plan would include others in management beside the President; no objection as most of the Senior management have been purchasing shares on their own from their salaries in the last five (5) years. By use of the term "Directors" the same Directors who receive a fee of $500.00 per meeting would help themselves to stock options. These Directors, by and large, have not seen fit to use any of their fee to purchase stock for their own account in the last five (5) years. Why give the Directors stock options.

In calendar year 2000 only two (2) out of twelve (12) Directors purchased additional shares; in 2001 only four (4) out of twelve (12) purchased additional shares. The majority of Directors have no interest in increasing their at risk investment in Croghan Bancshares and thus have no need for Directors stock options.

I urge your support FOR this proposal.

CROGHAN BANCSHARES, INC.

323 Croghan Street
Fremont, Ohio 43420
(419) 332-7301

December 3, 2001

Samuel R. Danziger
300 Garrison Street
Fremont, Ohio 43420

RE: Shareholder Proposal

Dear Mr. Danziger:

We are in receipt of the shareholder proposal which you submitted to Mr. Barry F. Luse by letter dated November 14, 2001, and which Mr. Luse received on November 23, 2001.

We do not believe that your proposal complies with Rule 14a-8(c) (Question 3) as promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The proposal you submitted contains two separate proposals: (1) a request that the Board of Directors not include individual Directors in the stock option and incentive plan and (2) a request that the Board of Directors limit the shares for stock option issuance to no more than 5% of the currently outstanding shares.

In accordance with Rule 14a-8(f) (Question 6), you have an opportunity to correct the procedural problem. Your corrected proposal must be postmarked, or transmitted to us electronically, no later than fourteen (14) days from the date you receive this letter. If you fail to correct the problem within the fourteen day period, Rule 14a-8(f) (Question 6) provides that we may exclude your proposal from our proxy statement and the form of proxy for the 2002 Annual Meeting of Shareholders (the "Proxy Materials"), provided that we file our reasons for excluding your proposal with the Securities and Exchange Commission pursuant to Rule 14a-8(j) (Question 10).

Please note that we also reserve the right to exclude your proposal or any revised proposal from our Proxy Materials on additional grounds in accordance with Rule 14a-8.

Very truly yours,

Al Mehlow

Al Mehlow
Vice President

AEM/ac

DANZIGER
300 Garrison Street
Fremont, Ohio 43420
419-332-4201

December 13, 2001

Allan E. Mehlow
Vice-President &
COO Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

Dear Al:

In accord with your letter of December 3rd, 2001, I enclose herewith an "Amended" Shareholder's Proposal C. I trust the proposal is now in compliance.

Sincerely yours,

SAMUEL R. DANZIGER

SRD/ade
Encl.

"AMENDED"

SHAREHOLDER'S PROPOSAL-C

A proposal is being presented by Samuel R. Danziger. The Corporation's address of record for Samuel R. Danziger is 7740 Camino Real, Miami, Florida 33143. The share holdings that have been reported to the Corporation by the proponent is 5,087 shares for Samuel R. Danziger. The Proposal C is as follows:

> RESOLVED: that the shareholders of Croghan Bancshares, Inc., request the Board of Directors not to include individual Directors in any stock option and incentive Plan.

SUPPORTING STATEMENT:

The employment agreement of President Steven C. Futrell provides for stock options. I have no objection to stock options for Mr. Futrell as a financial supplement to his compensation package. However, as a general rule Directors will recommend to shareholders a stock option and incentive plan which will include "Senior Management and Directors".

By use of the term Senior Management the Plan would include others in management beside the President; no objection as most of the Senior management have been purchasing shares on their own from their salaries in the last five (5) years. By use of the term "Directors" the same Directors who receive a fee of $500.00 per meeting would help themselves to stock options. These Directors, by and large, have not seen fit to use any of their fee to purchase stock for their own account in the last five (5) years. Why give the Directors stock options?

In calendar year 2000 only two (2) out of twelve (12) Directors purchased additional shares; in 2001 only four (4) out of twelve (12) purchased additional shares. The majority of Directors have no interest in increasing their at risk investment in Croghan Bancshares and thus have no need for Directors stock options.

I urge your support FOR this proposal.

DANZIGER
300 Garrison Street
Fremont, Ohio 43420
419-332-4201

January 15th, 2002

Via Airborne Express
Keir Gumbs, Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Shareholder Proposal of Samuel R. Danziger and Croghan Bancshares, Inc. Intent to Omit Proposal from Proxy Material

Dear Mr. Gumbs:

On January 4th, 2001 the counsel for Croghan Bancshares, Inc., a Ohio corporation whose securities are regulated by the Securities and Exchange Commission served notice upon your office of an intent to omit the shareholder proposal of the undersigned from the forthcoming annual proxy material of Croghan Bancshares, Inc. This letter is to request enforcement action by the Commission and its staff to require the presentation of the undersigned's shareholder proposal.

Background:

On or about November 23rd, 2001 Croghan Bancshares, Inc., received the undersigned's November 14th, 2001 proposal attached hereto as Exhibit A.

On or about December 10th, 2001 the undesigned received the Croghan Bancshares letter of December 3rd, 2001, attached hereto as Exhibit B, which called the undersigned's attention to an inherit flaw in the original proposal which contained, in effect, two proposals.

On or about December 13th, 2001 the undersigned submitted an "Amended" proposal (which corrected the "inherit flaw" pointed out by the Croghan Bancshares December 3rd, 2001 letter) and a copy is attached hereto as Exhibit C.

Grounds for Inclusion:

1. This matter relates to the balancing between shareholder rights and Board of Directors authority; not as to the inherent right to prevalence of the Board of Directors authority over shareholders rights.

2. In the letter of Croghan Bancshares dated December 3rd, 2001 there was no statement whatsoever as to the matter Counsel for Croghan Bancshares has now raised before you, to wit: "The Proposal directly conflicts with the terms of the Plan". Where is the "Plan" if there is a conflict with the "Plan", why wasn't the undersigned given an opportunity to "amend" if there is the alleged conflict and why wasn't this alleged "conflict" raised in the Croghan Bancshares December 3rd letter? When was the Plan reviewed and authorized by the Directors to include the Directors and Management rather than Management alone? Of course, Croghan Bancshares letter did reserve the right to exclude the shareholder proposal on "additional grounds" but this protracted process is inherently a "stall" to the shareholder's detriment as the "Plan" has not yet surfaced.

3. The undersigned suggests maybe the undesigned's "Amended" proposal can be further amended to resolve what counsel for Croghan Bancshares perceives as conflict by adding a simple sentence to the "Amended Shareholder Proposal", to wit:

> In the event of any conflict with any other shareholder vote at the annual meeting on a Company proposal, this Proposal shall take precedence.

4. If leave not be given to allow undersigned to further amend his proposal and should both the Directors proposal and the undersigned's "Amended Shareholder Proposal" be adopted by the shareholders, it is obvious all the shareholder are in favor of management being part of the plan adopted and it is suggested the plan could be adopted by the Directors covering only management; then and in that event, the plan could be submitted to the shareholders at a succeeding annual meeting to determine if the shareholders are at that time desirous of adding Directors to the Plan.

5. Finally, there have been cases where the Courts have exhibited a faith in shareholders inherent wisdom and left matters to the shareholders to sift out between competing Directors and Shareholders proposal.

Conclusion:

The undersigned respectfully requests the Securities and Exchange Commission recommend enforcement action against the Company if the shareholder's Amended proposal is omitted from the Annual Meeting Proxy Material, or in the alternative, recommend the undersigned be given the right to further amend his Amended Proposal in accord with the foregoing **Grounds for Inclusion** to eliminate a perceived conflict.

As did the counsel for Croghan Bancshares, Inc. I hereby file six (6) copies of my letter and exhibits and I am providing a copy to counsel for Croghan Bancshares, Inc.

Sincerely,

SAMUEL R. DANZIGER

cc: John C. Vorys, Esq.
Counsel for Croghan Bancshares, Inc.
52 E. Gay Street
Columbus, Ohio 43216

EXHIBIT A

Danziger
300 Garrison Street
Fremont, Ohio 43420

November 14, 2001

Mr. Barry F. Luse, Secretary
Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

Dear Mr. Luse:

Please be advised the undersigned requests the inclusion of the enclosed resolution and supporting statement in the proxy material for the 2002 Annual Meeting of the shareholders of Croghan Bancshares, Inc. In accord with applicable SEC Rule 14(a)-8(b) I intend to continue ownership of my shares through the date of the 2002 Annual Meeting or continuation thereof. It is expected the Board of Directors will advise me promptly should there be non-compliance with the applicable SEC Rule together with a timely period within which to achieve compliance.

The undersigned anticipates the Board will include a statement in the proxy material setting forth a contra position. Therefore, this letter is to formally request a shareholder list as of November 30, 2001, and periodically thereafter, so that the shareholders of record can be advised of the desire of the undersigned to have the resolution placed in the 2002 proxy materials as well as the undersigned's position. The request for a shareholder list is provided for by statute (see Ohio Revised code 1701.37, etc.).

Very truly yours,

Samuel R. Danziger
5,087 Shares

Enclosure-Resolution and Supporting Statement

SHAREHOLDER'S PROPOSAL-C

A proposal is being presented by Samuel R. Danziger. The Corporation's address of record for Samuel R. Danziger is 7740 Camino Real, Miami, Florida 33143. The share holdings that have been reported to the Corporation by the proponent is 5,087 shares for Samuel R. Danziger. The Proposal C is as follows:

> RESOLVED: that the shareholders of Croghan Bancshares, Inc., request the Board of Directors not to include individual Directors in the stock option and incentive Plan and to limit the shares for stock option issuance to no more than 5% of the currently outstanding shares.

SUPPORTING STATEMENT:

The employment agreement of President Steven C. Futrell provides for stock options. I have no objection to stock options for Mr. Futrell as a financial supplement to his compensation package. However, as a general rule Directors will recommend to shareholders a stock option and incentive plan which will include "Senior Management and Directors".

By use of the term Senior Management the Plan would include others in management beside the President; no objection as most of the Senior management have been purchasing shares on their own from their salaries in the last five (5) years. By use of the term "Directors" the same Directors who receive a fee of $500.00 per meeting would help themselves to stock options. These Directors, by and large, have not seen fit to use any of their fee to purchase stock for their own account in the last five (5) years. Why give the Directors stock options.

In calendar year 2000 only two (2) out of twelve (12) Directors purchased additional shares; in 2001 only four (4) out of twelve (12) purchased additional shares. The majority of Directors have no interest in increasing their at risk investment in Croghan Bancshares and thus have no need for Directors stock options.

I urge your support FOR this proposal.

CROGHAN BANCSHARES, INC.

323 Croghan Street
Fremont, Ohio 43420
(419) 332-7301

December 3, 2001

Samuel R. Danziger
300 Garrison Street
Fremont, Ohio 43420

RE: Shareholder Proposal

Dear Mr. Danziger:

We are in receipt of the shareholder proposal which you submitted to Mr. Barry F. Luse by letter dated November 14, 2001, and which Mr. Luse received on November 23, 2001.

We do not believe that your proposal complies with Rule 14a-8(c) (Question 3) as promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934. Rule 14a-8(c) provides that each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting. The proposal you submitted contains two separate proposals: (1) a request that the Board of Directors not include individual Directors in the stock option and incentive plan and (2) a request that the Board of Directors limit the shares for stock option issuance to no more than 5% of the currently outstanding shares.

In accordance with Rule 14a-8(f) (Question 6), you have an opportunity to correct the procedural problem. Your corrected proposal must be postmarked, or transmitted to us electronically, no later than fourteen (14) days from the date you receive this letter. If you fail to correct the problem within the fourteen day period, Rule 14a-8(f) (Question 6) provides that we may exclude your proposal from our proxy statement and the form of proxy for the 2002 Annual Meeting of Shareholders (the "Proxy Materials"), provided that we file our reasons for excluding your proposal with the Securities and Exchange Commission pursuant to Rule 14a-8(j) (Question 10).

Please note that we also reserve the right to exclude your proposal or any revised proposal from our Proxy Materials on additional grounds in accordance with Rule 14a-8.

Very truly yours,

Al Mehlow

Al Mehlow
Vice President

AEM/ac

DANZIGER
300 Garrison Street
Fremont, Ohio 43420
419-332-4201

December 13, 2001

Allan E. Mehlow
Vice-President &
COO Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

Dear Al:

In accord with your letter of December 3rd, 2001, I enclose herewith an "Amended" Shareholder's Proposal C. I trust the proposal is now in compliance.

Sincerely yours,

SAMUEL R. DANZIGER

SRD/ade
Encl.

"AMENDED"
SHAREHOLDER'S PROPOSAL-C

A proposal is being presented by Samuel R. Danziger. The Corporation's address of record for Samuel R. Danziger is 7740 Camino Real, Miami, Florida 33143. The share holdings that have been reported to the Corporation by the proponent is 5,087 shares for Samuel R. Danziger. The Proposal C is as follows:

RESOLVED: that the shareholders of Croghan Bancshares, Inc., request the Board of Directors not to include individual Directors in any stock option and incentive Plan.

SUPPORTING STATEMENT:

The employment agreement of President Steven C. Futrell provides for stock options. I have no objection to stock options for Mr. Futrell as a financial supplement to his compensation package. However, as a general rule Directors will recommend to shareholders a stock option and incentive plan which will include "Senior Management and Directors".

By use of the term Senior Management the Plan would include others in management beside the President; no objection as most of the Senior management have been purchasing shares on their own from their salaries in the last five (5) years. By use of the term "Directors" the same Directors who receive a fee of $500.00 per meeting would help themselves to stock options. These Directors, by and large, have not seen fit to use any of their fee to purchase stock for their own account in the last five (5) years. Why give the Directors stock options?

In calendar year 2000 only two (2) out of twelve (12) Directors purchased additional shares; in 2001 only four (4) out of twelve (12) purchased additional shares. The majority of Directors have no interest in increasing their at risk investment in Croghan Bancshares and thus have no need for Directors stock options.

I urge your support FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Croghan Bancshares, Inc.
Incoming letter dated January 4, 2002

The proposal requests that the board of directors not include individual directors in any stock option and incentive plan.

There appears to be some basis for your view that Croghan may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Croghan seeking approval of a stock option and incentive plan. You also have represented that the proposal has terms and conditions that conflict with those set forth in Croghan's proposal. You indicate that the proposal and the matter sponsored by Croghan present alternative and conflicting decisions for shareholders and that submitting both proposals to a vote could provide inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if Croghan omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Jennifer Gurzenski

Jennifer Gurzenski
Attorney-Advisor